================================================================================
                                  NEWS RELEASE
================================================================================

FOR IMMEDIATE RELEASE                                 MEDIA & INVESTOR CONTACTS:
                                                      --------------------------

                                                    David Taber, President & CEO
                                                         AMERICAN RIVER HOLDINGS
                                                                  (916) 565-6114

                                    Mitchell A. Derenzo, Chief Financial Officer
                                                         AMERICAN RIVER HOLDINGS
                                                                  (916) 565-6123

SACRAMENTO, CA -  APRIL 12, 2000


         AMERICAN RIVER HOLDINGS ANNOUNCES RESULTS OF FIRST QUARTER 2000


American River Holdings, (AMRB.OB) the parent of American River Bank and First Source Capital, reported today a 20% increase in earnings per share and a 13% growth in total assets for the First Quarter of 2000. Return on average equity and return on average assets for this financial services holding company were 19% and 1.61%, respectively. The asset quality of the company remained strong.

Earnings per share were 42 cents for the quarter ended March 31, 2000, up 20% from the 35 cents reported in the same quarter one year earlier. This quarterly profit was the 65th consecutive profitable quarter for this company. Total net income for the quarter was $794,000 up from the $673,000 posted one year earlier. This was a result of a higher net interest margin of $186,000, a $151,000 increase in total other income with a corresponding increase in overhead of $145,000. The increase in net interest margin stems from an overall increase in average earning assets and a general increase in overall interest rates. The increase in total other income was mainly attributable to a $60,000 increase in revenue from the receivables management division and revenue of $37,000 from First Source Capital, which began business in the third quarter of 1999. The increase in non-interest expense included $93,000 increase in salaries and benefits for the company, $28,000 of which was for First Source Capital. In addition, other expenses were up $31,000, which included resolution of a legal matter.

Total assets increased $22.5 million to $197.3 million. This increase in the company's balance sheet was centered in investment securities growing by $14 million, loans growing by $5 million, and AR servicing receivables up $1.5 million. The growth in assets was funded by a $21 million increase in deposits and $1.6 million increase in equity.

Performance ratios for the company were solid including a return on average equity for the quarter of 18.99%, up from 17.49% in the same period last year. The return on average assets for the quarter ended March 31, 2000, was 1.61% up from the 1.56% recorded in the corresponding quarter in 1999. The efficiency ratio for the company was 52.16%, an improvement from the 53.37% recorded in the same period in 1999.

News Release - April 12, 2000
Page two


On March 31, 2000, there was no other real estate owned. Non-performing loans, including those on non-accrual and those still accruing interest yet past due 90 days, totaled just $61,000 at March 31, 2000. The Allowance for Loan and Lease Losses at March 31, 2000, was $1,736,000; or 1.44% of the total loans outstanding as of March 31, 2000, and net chargeoffs to average loans for the quarter was a very low 2/10ths of 1%.

This solid quarterly performance announcement comes on the heels of a public announcement made on March 1, 2000 whereby American River Holdings (AMRB.OB) and North Coast Bank (NCTA.OB) announced a strategic merger. The merger agreement calls for North Coast Bank shareholders to receive .9644 of a share of American River Holdings common stock in a tax-free exchange for each North Coast Bank common share that they own. North Coast Bank will continue to operate as North Coast Bank in Sonoma County, joining American River Bank which serves Sacramento and Placer Counties, and First Source Capital as affiliates of American River Holdings, a diversified financial services company. North Coast Bank will continue to be led by its existing Board of Directors with the addition of two directors from American River Holdings. Two North Coast Bank directors will join the Board of American River Holdings. The combined assets of these companies were approximately $250 million at March 31, 2000. The transaction will be accounted for as a pooling of interests and it is expected that this merger will be accomplished in the third quarter of 2000, subject to shareholder and regulatory approval.


------------------------------------------------------------------------------
This news release contains forward-looking statements about American River Holdings' and North Coast Bank's financial condition, results of operations, plans, objectives and future performance. A number of factors, any of which are beyond the control of American River Holdings or North Coast Bank could cause actual results to differ materially from those in the forward-looking statements.


American River Holdings will file a registration statement with the Securities and Exchange Commission to register the securities of American River Holdings to be offered and issued to shareholders of North Coast Bank in the proposed transaction. The registration statement will include a proxy statement/prospectus that will be sent to the shareholders of both companies, seeking their approval of the proposed transaction. The registration statement and other documents concerning the proposed transaction, when filed with the Commission, may also be obtained without charge at the Commission's website at: http://www.sec.gov. Shareholders are urged to read the documents to be filed with the Commission because they contain important information.


This news release does not constitute an offer to sell to, or a solicitation of an offer to buy from anyone in any state or jurisdiction in which such an offer or solicitation is not authorized. The securities described in this news release have not been registered with or approved by the Securities and Exchange Commission or any state securities authority nor has the Commission or any regulatory authority or any state passed upon the accuracy or adequacy of this news release. Any representation to the contrary is unlawful. No person other than the company has been authorized to give any information or to make any representations other than those contained in this news release in connection with the securities described therein, and, if given or made, such other information or representation must not be relied upon as having been made or authorized by the company.
------------------------------------------------------------------------------

AMERICAN RIVER HOLDINGS                               FINANCIAL SUMMARY
                                                         (unaudited)

STATEMENT OF CONDITION                    MARCH 31         MARCH 31       PERCENT
                                            2000             1999          CHANGE
                                         ------------    ------------    --------
ASSETS
CASH & DUE FROM BANKS                    $ 18,167,000    $ 16,814,000       8.05%
INVESTMENTS                                54,747,000      40,261,000      35.98%
NET LOANS                                 118,485,000     113,788,000       4.13%
BANK PREMISES & FF&E                          542,000         413,000      31.23%
AR SERVICING RECEIVABLE                     2,280,000         875,000     160.57%
OTHER ASSETS                                3,108,000       2,705,000      14.90%
                                         ------------    ------------    --------
TOTAL ASSETS                             $197,329,000    $174,856,000      12.85%
                                         ============    ============    ========

LIABILITIES
TOTAL DEPOSITS                           $176,329,000    $155,800,000      13.18%
SHORT & LONG-TERM BORROWINGS                2,115,000       2,154,000      -1.81%
OTHER LIABILITIES                           1,485,000       1,055,000      40.76%
                                         ------------    ------------    --------
TOTAL LIABILITIES                         179,929,000     159,009,000      13.16%

TOTAL EQUITY CAPITAL                       17,400,000      15,847,000       9.80%
                                         ------------    ------------    --------

TOTAL LIABILITIES & CAPITAL              $197,329,000    $174,856,000      12.85%
                                         ============    ============    ========

---------------------------------------------------------------------------------
OPERATING RATIOS (THROUGH MARCH 31):
     RETURN ON AVERAGE ASSETS                    1.61%           1.56%
     RETURN ON AVERAGE EQUITY                   18.99%          17.49%
     EFFICIENCY RATIO                           52.16%          53.37%
---------------------------------------------------------------------------------

=================================================================================

STATEMENT OF INCOME                          FIRST          FIRST
                (unaudited)                 QUARTER        QUARTER        PERCENT
                                             2000           1999          CHANGE
                                         ------------    ------------     -------
TOTAL INTEREST INCOME                    $  3,766,000    $  3,282,000      14.75%

TOTAL INTEREST EXPENSE                      1,317,000       1,019,000      29.24%
                                         ------------    ------------     -------

NET INTEREST MARGIN                      $  2,449,000    $  2,263,000       8.22%

PROVISION FOR LOAN LOSSES                     105,000          94,000      11.70%

TOTAL OTHER INCOME                            455,000         304,000      49.67%

TOTAL OTHER EXPENSES                        1,525,000       1,380,000      10.51%
                                         ------------    ------------     -------
PRETAX INCOME                            $  1,274,000    $  1,093,000      16.56%

INCOME TAXES                                  480,000         420,000      14.29%

NET INCOME                               $    794,000    $    673,000      17.98%
                                         ============    ============    ========
EARNINGS PER SHARE--BASIC                $       0.44    $       0.37      18.92%
EARNINGS PER SHARE--DILUTED              $       0.42    $       0.35      20.00%
TRAILING 12-MONTHS DILUTED EPS           $       1.58    $       1.33      18.80%
AVERAGE SHARES OUTSTANDING                  1,793,274       1,832,036

EARNINGS PER SHARE HAVE BEEN ADJUSTED FOR 5% STOCK DIVIDENDS IN OCTOBER 1998 AND OCTOBER 1999 AND A 3 FOR 2 SPLIT IN MAY 1999.